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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____1___)*


ARTISTdirect, Inc.


Common Stock


04315D400


Clint Coghill
Coghill Capital Management
225 W. Washington St. #2200
Chicago, IL 60606


May 1, 2002


CUSIP No. 04315D400


1.
Coghill Capital Management.  36-4313801


2.

(a) N/A



(b) N/A



3.
SEC Use Only


4.
WC


5.
N/A


6.
Chicago, IL USA



7.
238,366



8.
0



9.
238,366



10.
0


11.
6.9%


12.
N/A


13.
6.9%


14.

PN.

Item 1.
Security and Issuer
This schedule relates to the Common Stock of ARTISTdirect, Inc., 5670 Wilshire Boulevard, Suite 200, Los Angeles, CA 90036

Item 2.
Identity and Background

(a) Coghill Capital Management

(b)  225 W. Washington St., Suite 2200, Chicago, IL 60606

(c ) Limited Partnership - Investment

(d) During the last five years, Coghill Capital Management has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) During the last five years, Coghill Capital Management was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Coghill Capital Management, LLC is incorporated in Delaware, USA

Item 3.
Source and Amount of Funds or Other Consideration
Working Capital of Coghill Capital Management, LLC

Item 4.
Purpose of Transaction
The shares were acquired for investment purposes.

(a)
N/A

(b)
N/A

(c)
N/A

(d)
N/A

(e)
N/A

(f)
N/A

(g)
N/A

(h)
N/A

(i)
N/A

(j)
N/A

Item 5.
Interest in Securities of the Issuer

(a)
238,366 (6.9%)

(b)
238,366 (6.9%)

(c)
During the last 60 days, 63,416 shares were acquired at an Approximate price of $10.34.

(d)
N/A

(e)
N/A

Item 6.

N/A

Item 7.

N/A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date
5-1-2002

Signature
Jordan Zounis

Name/Title
Jordan Zounis,	Analyst